

July 22, 2022

Brian Harris
Chief Financial Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

      **Re: Summit Materials, Inc.**
          **Form 10-K for the Fiscal Year Ended January 1, 2022**
          **Filed February 24, 2022**
          **File No. 001-36873**

Dear Mr. Harris:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation